EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 4 to Registration Statement No. 333-168789 on Form S-1 of our report dated March 9, 2010 (November 5, 2010 as to earnings per share information discussed in Note 24), relating to the consolidated financial statements and the consolidated financial statement schedule of Harrah’s Entertainment, Inc., and our report dated March 9, 2010, relating to the effectiveness of internal control over financial reporting of Harrah’s Entertainment, Inc., both reports appearing in the Prospectus, which is part of this Registration Statement, and to the reference to us under the headings “Summary Historical Consolidated Financial Data of Harrah’s Entertainment, Inc.” and “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada

November 22, 2010